UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Acquires Plate Manufacturing Facility, Launches Creo Positive Thermal Plate

Vancouver, BC, Canada (September 15, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that it will manufacture, sell and support its own thermal printing plate. The Creo Positive Thermal Plate ("PTP") uses the company's own plate technology and is now commercially available in North America and Europe. The Creo PTP plate will be first exhibited at the Graph Expo 2003 tradeshow in Chicago, IL, later this month. Creo will use its existing channels and global service infrastructure for the sale, distribution and support of its printing plate.

The company will host a conference call today at 9:00 a.m. Eastern Time/ 6:00 a.m. Pacific Time to discuss this new strategic development. Details on how to participate in the call are included later in this news release.

"The introduction of the Creo plate represents the culmination of a long-term effort to develop our own plate and developer technology as well as characterize imaging behavior and optimize on-press performance of the plate. We now have a comprehensive intellectual property portfolio, underpinning a mature and well-tested product," stated Amos Michelson, chief executive officer of Creo. "We have supplied our plate emulsion under license to several manufacturers who have commercially produced and sold plates under their own brand names over the last 18 months. Printers in Europe and North America have been using those plates in daily production. These same suppliers are contracted to supply portions of our future plate requirements in various regions. More recently, Creo has leveraged its existing sales, distribution and service organization to enable logistics and field support for the new plate. We engaged a number of customers in North America and Europe in a confidential pilot program to assess our delivery and support capability. Those customers have used the Creo plate in daily production with all delivery, logistics and support handled by Creo."

"Our customers' experience to date has shown that the Creo Positive Thermal Plate has high resolution, low water consumption and quick rollup. We believe that the Creo PTP plate is suitable for long-run lengths without pre- or post-baking; offers wide processing latitude; and is well suited for most commercial print applications," continued Mr. Michelson.

Creo has also announced its intention to acquire its own manufacturing capacity for lithographic printing plates to augment contracted capacity from third-party manufacturers. On September 11, 2003, the Creo board of directors approved an agreement to acquire a plate production facility based in Pietermaritzburg, South Africa, from First Graphics (Pty) Limited, for an aggregate purchase price of US$11.25 million. The transaction is anticipated to close by the end of the calendar year and is subject to the execution of a definitive agreement and the receipt of any required statutory and regulatory approvals. Upon closing, the acquisition is expected to be accretive to Creo's earnings within two quarters.

The Creo plates will be produced through a combination of wholly-owned and outsourced manufacturing. The Pietermaritzburg facility has a modern, recently installed plate manufacturing line that is now producing the Creo PTP plate. The total capacity from these arrangements is sufficient to meet anticipated demand for Creo plates for some time.

Customers using CTP systems require a supply of compatible pre-sensitized aluminum printing plates and existing and future customers of Creo will continue to have the broadest possible selection of qualified digital media. For many years, Creo has qualified suitable plates from a variety of plate suppliers and in some cases has bundled those plates with equipment and software to provide a complete packaged solution to existing customers. In the last two years Creo has increased the number of CTP systems sold bundled with plates and now sells approximately 20 percent of new systems in North America as part of a bundle. Creo will continue to support all existing qualified plates and to qualify new plates from other vendors and is firmly committed to its digital media partnerships for plates as well as thermal proofing media.

"The digital plate market is the fastest growing portion of the estimated US$3 billion worldwide market for printing plates. Creo has the largest installed base of any CTP vendor and our customers collectively represent the largest market for digital plates. By selling printing plates as well as equipment, software, services and support, we expect to substantially increase our total addressable market and improve our competitive capability to offer complete end-to-end solutions to our existing and future customers. We believe that by utilizing our infrastructure to sell and support end-to-end solutions, we will gain substantial operating leverage," concluded Mr. Michelson.

Background information, including market data, about today's announcement is available at http://www.creo.com/investors.

Conference Call

Creo will discuss this strategic development at 9:00 a.m. Eastern Time / 6:00 a.m. Pacific Time, today, September 15, 2003. The live conference call may be accessed at http://www.creo.com/investors or by dialing +1-888-803-8271 (outside North America dial +1-706-634-2467). An audio replay will be available two hours after the call until September 17, 2003 at midnight Eastern Time. For replay dial +1-800-642-1687, access code 2749598 (outside North America dial +1-706-645-9291, access code 2749598). A web replay will also be available at http://www.creo.com/investors.

About First Graphics

Based in South Africa, First Graphics is a supplier of equipment, technology and consumables to the printing industry with a history that can be traced back five decades. First Graphics has wide experience in the printing and publishing market and many years of providing imaging solutions to the communications industry. Its national presence in South Africa ensures top-class service in all the major commercial areas. The company has branches in Johannesburg, Cape Town, Durban and Port Elizabeth, as well as an export branch that deals with countries throughout Africa. First Graphics will continue to act as the exclusive distributor for Creo products in South Africa.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; workflow management software; and proofing and printing consumables. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002 filed with the U.S. Securities and Exchange Commission and which is incorporated herein by reference. In addition to the risks incorporated herein, the company is subject to the following risk: our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: September 16, 2003